Exhibit 10.32

MAVENIR SYSTEMS, INC.

EXECUTIVE BONUS PLAN

Effective May 8, 2013

8.6 Waiver	6
8.7 Severability	6
8.8 Gender, Tense and Headings	6
8.9 Governing Law	6
8.10 Notice	6
8.11 Entire Agreement	6
8.12 No Individual Liability	7
8.13 Amendment and Termination	7
8.14 No Guarantee of Tax Consequence	7

MAVENIR SYSTEMS, INC.

EXECUTIVE BONUS PLAN

1.

PURPOSE

1.1 Purpose. The overall executive compensation strategy of the Company is to provide key executives the economic incentive to remain with, and devote their best efforts to the business of, the Company and, in doing so, advance the interests of the Company and its stockholders. This Executive Bonus Plan (the “Plan”) rewards annual performance and is described in detail in this document. The Plan provides discretionary annual incentive compensation opportunities for key executives for achieving goals of the Company.

2.

DEFINITIONS

The following words and phrases shall have the following meanings:

2.1 “Administrator” means the Board or the Compensation Committee, to the extent that the Board authorizes the Compensation Committee to administer or make recommendations under the Plan. Any action taken by the Administrator regarding the Plan must include the approval of a majority of the members of the Board or the Compensation Committee, as applicable, who are not Participants.

2.2 “Award” means any grant to a Participant pursuant to the Plan.

2.3 “Board” means the Board of Directors of the Company.

2.4 “Company” means Mavenir Systems, Inc., a Delaware corporation.

2.5 “Compensation Committee” means the compensation committee of the Board.

2.6 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

2.7 “Participant” means an employee of the Company who is designated as a participant in the Plan by the Administrator.

2.8 “Performance Metrics” means those performance metrics determined by the Administrator for any given measurement period and as revised from time to time by the Administrator pursuant to the Plan.

2.9 “Plan” shall have the meaning set forth in Section 1.1.

2.10 “Weighting Factors” means those weighting factors determined by the Administrator for any given measurement period and as revised from time to time by the Administrator pursuant to the Plan.

3.

PARTICIPATION AND AWARD OPPORTUNITIES

3.1 Award Opportunities. Each Participant may be assigned a targeted Award, expressed as a percent of salary, that can decrease to zero, based on performance achievement. Award opportunities under the Plan may be redefined from time to time, as modifications are made to the Company’s executive compensation strategy. The Administrator may determine at any time not to even have target Awards or an incentive program under the Plan and may cancel Award opportunities at any time.

3.2 Eligibility. The Administrator shall determine who may be Participants in the Plan and additional Participants may be added by the Administrator at any time. The number of eligible Participants is expected to vary from year to year, as the Company expands and the compensation strategy and programs are refined.

3.3 Employee Termination. A Participant must be an employee of the Company in good standing on the date payment is made to be eligible for an Award. A Participant’s eligibility for compensation under the Plan will terminate on such Participant’s last day of employment, regardless of whether such termination is voluntary or involuntary, and regardless of the date of termination. For example, if a Participant was an employee on the last day of the measurement period but such Participant’s employment terminates prior to the date that payment is made for the measurement period, such Participant will not be eligible for payment under the Plan. Participants whose employment is terminated and are rehired, or who are on leave part of the year, may earn Awards on a pro-rata basis at the sole discretion of the Administrator.

3.4 New Employees; Partial-Year Employment. Newly hired Participants may earn Awards under this Plan on a pro-rata basis for complete months worked during the measurement period based on the Participant’s start date of employment, unless the Administrator determines otherwise. For example, a Participant whose employment commences on March 10 would be eligible for up to nine (9) months of credit under the Plan if the fiscal year is a calendar year.

3.5 Base Salary Rate. Base salary for Award calculations shall be the annualized base rate in effect at the end of the performance cycle for which the Award is paid.

3.6 Payout. Awards will be paid in a lump sum amount at a time determined in the sole discretion of the Administrator and will be paid only when, as and if the Administrator determines to distribute Awards. Awards under the Plan are entirely discretionary and the Administrator may determine not to pay any Awards at any time, even if all Performance Metrics are achieved or exceeded, and for any reason, including but not limited to, if the Administrator determines that the Company does not have sufficient cash to pay Awards.

4.

PERFORMANCE MEASURES

4.1 Setting Performance Measures. Awards shall be tied to achievement of the Performance Metrics.

The Administrator will determine the Performance Metrics and the Weighting Factors at the beginning of each fiscal year. Performance Metrics may be set for an individual Participant or may be tied to overall targets for the Company, or both. Performance Metrics and Weighting Factors may be adjusted by the Administrator at any time, in its sole discretion, based on changes to the Company’s business strategy or performance and material events related to the Company’s capital structure, such as an acquisition or capital raise by the Company.

In addition to the Performance Metrics, the Administrator will establish a minimum acceptable performance, or the performance level below which no Award will be paid. Awards may be payable in amounts less than or greater than targeted Award amounts based on partial achievement of Performance Metrics or achievement that exceeds the Performance Metrics, as determined by the Administrator in its sole discretion. The Performance Metrics and Weighting Factors for each measurement period will be communicated in writing to each Participant by the Company within sixty (60) days of the date the Performance Metrics and Weighting Factors are approved by the Administrator.

5.

FORM AND TIMING OF THE AWARDS

5.1 Form of Awards. In the event that the Administrator has determined to distribute Awards for a particular performance period, Awards will be paid in cash to Participants no later than one calendar month following the date that the determination was made by the Administrator; provided, however, the Company shall deduct from all Awards payable under this Plan any amounts owed to the Company, compensation for harm caused to the Company, and specific required or authorized payroll deductions (e.g., Court ordered child support, benefit plans, etc.), and any taxes required to be withheld by the national or any state or local government in which a Participant is located. No Participant shall be permitted to elect to defer all or any portion of his/her Award relating to any relevant measurement period hereunder.

5.2 Award Obligations. All Awards payable under this Plan shall be the obligation of the Company. If the Administrator determines that any person entitled to payments under this Plan is physically or mentally incompetent to receive such payments, the Administrator shall make such payments to the legal guardian or other personal representative of such Participant for the use and benefit of such Participant. If the Administrator for any reason is unable to determine with reasonable certainty the proper person to pay pursuant to the terms of the immediately preceding sentence, the Administrator shall pay any amounts due hereunder into a court of competent jurisdiction in an interpleader proceeding for purposes of being directed by such court as to the proper disposition of any such amounts due hereunder. Any such payments so made by the Company, to the extent of the amounts thereof, shall fully discharge the Company’s obligations hereunder. Should the Participant die prior to receiving all amounts due under this Plan, any unpaid amounts due hereunder shall be made to the Participant’s spouse, if such spouse survives the Participant, or, if there is no surviving spouse, to the legal representative of the Participant’s estate, or if no administration is had on the estate, to the person or persons to whom Participant’s property shall pass by applicable laws of descent and distribution.

6.

ADMINISTRATION

6.1 Administrator. The Plan shall be administered by the Administrator.

6.2 Authority. The Administrator shall have the sole discretionary authority to construe and interpret the terms of the Plan, to determine eligibility of Participants to participate in the Plan and to determine Award amounts available under the Plan, if any. The Administrator’s determination, decision or action with respect to the construction, interpretation, administration or application of the Plan and all Awards thereunder shall be final, conclusive and binding on all Participants, and shall be given maximum deference permitted by law. The validity of any such determination, decision or action shall not be given de novo review if challenged in court, by arbitration, or in any other forum, and shall be upheld unless clearly made in bad faith or materially affected by fraud.

7.

CONFIDENTIALITY OBLIGATION

This Plan is a special compensation program adopted by the Company solely for the benefit of those individuals who are designated as Participants in the Plan. Each Participant has an affirmative obligation to maintain the confidentiality of the terms and conditions of his or her participation in the Plan, including his or her designation as a Participant in the Plan, except where disclosure to a party is necessary because of the particular relationship the Participant shares with that party. Such parties may include the Participant’s spouse, attorney, tax or financial advisor, who, in turn, shall be advised by such Participant that they may not disclose or communicate the terms and conditions of the Participant’s participation in the Plan.

8.

GENERAL PROVISIONS

8.1 Rights of Participants. Nothing in this Plan shall be construed to:

(a) Give the Participant any rights whatsoever with respect to any Award until such Award is actually paid to the Participant in accordance with the terms of this Plan;

(b) Limit in any way the right of the Company to terminate the Participant’s employment by the Company at any time;

(c) Give the Participant or any other person any interest in any fund or in any specific asset or assets of the Company;

(d) Give the Participant or any other person any interest or right other than those of any unsecured general creditor of the Company; or

(e) Be evidence of any agreement or understanding, express or implied, that the Company will employ the Participant in any particular position or at any particular rate of remuneration or for any particular period of time.

8.2 Non-assignability of Benefits. No right or benefit under this Plan shall be subject to anticipation, transfer, sale, assignment, pledge, encumbrance, or charge, and any attempt to anticipate, transfer, sell, assign, pledge, encumber, or charge the same will be void.

8.3 Prerequisites to Benefits. Neither the Participant, nor any person claiming through the Participant, shall have any right or interest in this Plan, or any Award hereunder, unless and until all the terms, conditions, and provisions of this Plan which affect the Participant or such other person shall have been complied with as specified herein.

8.4 Bonus Arrangement. This Plan is intended to be a discretionary bonus program that is designed to provide an on-going, pecuniary incentive for the Participant to produce the Participant’s best efforts to increase the value of the Company. This Plan is not intended to provide retirement income or to defer the receipt of payments hereunder to the termination of the Participant’s covered employment or beyond. This Plan is strictly an incentive bonus program (as described in U.S. Department of Labor Regulation Section 2510.3-2(c) or any successor thereto), and not a pension or welfare benefit plan that is subject to ERISA. The Plan is intended to be exempt from Section 409A of the Code as a discretionary bonus program. All interpretations and determinations hereunder shall be made on a basis consistent with the status of the Plan as a discretionary bonus program.

8.5 Powers of the Company. The existence of outstanding and unpaid contingent interests under the Plan shall not affect in any way the right or power of the Company to make or authorize any adjustments, recapitalization, reorganization or other changes in the Company’s capital structure or in its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, common or preferred stock, if applicable, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other act or proceeding, whether of a similar character or otherwise.

8.6 Waiver. A waiver by the Company, or the Participant, of any of the terms or conditions contained in the Plan shall not be construed as a general waiver by such party of any other terms or conditions contained in this Plan.

8.7 Severability. If any provision or provisions of this Plan shall be found to be invalid, illegal, or unenforceable in any respect, such invalid, illegal, or unenforceable provision shall be severed from this Plan and shall not affect the validity, legality and enforceability of the remainder of this Plan.

8.8 Gender, Tense and Headings. Whenever the context requires, words of the masculine gender used herein shall include the feminine and neuter, and words used in singular shall include plural. Headings of Articles and Sections, as used herein, are inserted solely for convenience and reference and constitute no part of this Plan.

8.9 Governing Law. This Plan shall be subject to and governed by the laws of the State of Texas (without regard to its conflict of law rules) and, to the extent applicable, the laws of the United States.

8.10 Notice. Any notice required or permitted to be given under this Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail, to the Administrator, the Company, Participant or beneficiary, as applicable, at the address last furnished by such person. Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the dates shown on the postmark on the receipts for registration or certification.

8.11 Entire Agreement. This Plan, including any supplements, exhibits and schedules hereto, sets forth the entire agreement and understanding between the Company and each Participant relating to the subject matter hereof and supersedes and merges all prior discussions, agreements and understandings, both written and oral, between the Company and each Participant with respect to the subject matter hereof.

8.12 No Individual Liability. No member of the Board of Directors, any officer or employee of the Company, or the Administrator (or any person acting at their discretion in connection with the Plan) shall be liable for any determination, decision or action made in good faith with respect to the Plan or any payment under the Plan.

8.13 Amendment and Termination. The Administrator may at any time amend, alter, suspend, supersede or terminate the Plan for any reason, at any time, and in its sole discretion.

8.14 No Guarantee of Tax Consequence. The Participant shall be solely responsible for and liable for any tax consequences (including but not limited to any interest or penalties) as a result of participation in the Plan. Neither the Board nor the Company makes any commitment or guarantee that any federal, national, state or local tax treatment will apply or be available to any Participant and assumes no liability whatsoever for the tax consequences to any Participant.